Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated February 8, 2018, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Key Technology, Inc.

an Oregon corporation

at

$26.75 Net Per Share

Pursuant to the Offer to Purchase

Dated February 8, 2018

by

Cascade Merger Sub, Inc.

a wholly-owned subsidiary of

Duravant LLC

Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the outstanding shares of common stock, no par value (the “Shares”), of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price of $26.75 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Co., LLC, in its capacity as the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON THURSDAY, MARCH 8, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Duravant, Purchaser and Key Technology. The Merger Agreement provides, among other things, that following the consummation of the

Offer, as soon as practicable and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Key Technology (the “Merger”) without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the Oregon Business Corporation Act, as amended, with Key Technology continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Duravant as a result of the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares owned by Key Technology or any wholly-owned subsidiary of Key Technology) will be canceled and converted automatically into, and will thereafter represent the right to receive, an amount equal to $26.75 per Share in cash, without interest and net of any applicable withholding taxes. As a result of the Merger, Key Technology will cease to be a publicly traded company and will become a wholly-owned subsidiary of Duravant. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (a) the Minimum Tender Condition, (b) the Governmental Entity Condition, (c) the Termination Condition and (d) the Marketing Period Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in the Offer, and not validly withdrawn, prior to one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018 (which we refer to as the “Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), excluding Shares subject to notices of guaranteed delivery for which such Shares underlying the notices of guaranteed delivery have not been delivered to the Depositary, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis and excluding Shares subject to the Top-Up Option (as described in the Offer to Purchase)). The “Governmental Entity Condition” requires that no governmental entity having jurisdiction over any party to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger) will have enacted, issued, promulgated, enforced, or entered any laws or any order, injunction, judgment or decree, that make illegal, enjoin or otherwise prohibit consummation of the Offer or the Merger or Duravant’s or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology. The “Termination Condition” requires that the Merger Agreement will not have been terminated in accordance with its terms. The “Marketing Period Condition” requires that the Marketing Period (as described in the Offer to Purchase) for the Debt Financing (as described in the Offer to Purchase) will have been completed. The Offer is also subject to other conditions (each condition to the Offer individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Key Technology Board of Directors, at a meeting duly called and held, unanimously (i) authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (x) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement (as described in this Offer to Purchase) and (y) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as described in this Offer to Purchase), and (ii) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Duravant and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Duravant will cause Purchaser to, (a) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Duravant or Purchaser, to the extent waivable by Duravant or Purchaser, extend the Offer for additional periods of up to ten business days (with Saturdays, Sundays and bank holidays in Portland, Oregon or New York, New York not being business days, hereinafter referred to as “Business Days”) per extension (or such longer or shorter period as the parties to the Merger Agreement may agree), to permit such Offer Conditions to be satisfied, and (b) extend the Offer from time to time for any period required by any law applicable to the Offer. However, Purchaser will not: be required to extend the Offer beyond the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) April 6, 2018 (the “Extension

Deadline,” subject to extension); be required to extend the Offer for one or more additional periods not to exceed 20 Business Days in the aggregate if the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived; or be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Key Technology, unless, on the Extension Deadline, the sole then-unsatisfied Offer Condition is the Marketing Period Condition (other than any conditions that by their express terms will not be satisfied until the Offer Acceptance Time (as described in the Offer to Purchase) but which conditions are capable of being satisfied at the start of and throughout such period), in which case Purchaser will have the right to extend the Offer until the first Business Day following the end of the Marketing Period, so long as no such extension would result in the Offer being extended beyond the third Business Day immediately preceding May 25, 2018. Except as otherwise permitted by the Merger Agreement, Duravant and Purchaser will not withdraw the Offer prior to the Expiration Time (or any rescheduled Expiration Time) of the Offer.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), any of the Offer Conditions may be waived (to the extent permitted by law) by Purchaser and Purchaser may make any other changes in the terms and conditions of the Offer not inconsistent with the Merger Agreement at any time and from time to time in its sole discretion, except that, without the prior written consent of Key Technology, Duravant and Purchaser will not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer (provided that Duravant and Purchaser may increase the cash consideration payable in the Offer), (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend, modify or waive the Minimum Tender Condition or Termination Condition, (f) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Time (except as provided in other provisions of the Merger Agreement).

Upon the terms and conditions set forth in the Merger Agreement and subject to the satisfaction of, or to the extent waivable by Purchaser or Duravant, waiver by such party of each of the Offer Conditions, Purchaser will promptly (and in any event no later than the first Business Day) after the Expiration Time irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Duravant or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates, Book-Entry Confirmations or any other required documentation with respect to Shares are actually received by the Depositary. Holders of Shares who wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended. Shares may also be withdrawn at any time after April 9, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser (or Duravant on Purchaser’s behalf) has accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Duravant, Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Key Technology has provided Purchaser with Key Technology’s shareholder list and lists of securities positions for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Key Technology’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s list of securities positions for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its, his or her tax advisor as to the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Duravant will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders may call toll-free: (800) 309-2984

Banks and Broker may call: (212) 269-5550

Facsimile: (212) 709-3328

Email: ktec@dfking.com

February 8, 2018